Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries

(SEC ID No. 8-07221)

Consolidated Balance Sheet

December 31, 2022

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Table of Contents
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Merrill Lynch, Pierce, Fenner & Smith Incorporated:

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its subsidiaries (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, NC
February 24, 2023

We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2022

(dollars in millions)

ASSETS		
Cash and cash equivalents	$	2,878
Cash segregated for regulatory purposes or deposited with clearing organizations		722
Securities financing transactions		
Receivables under resale agreements		18,082
Receivables under securities borrowed transactions		170
Total securities financing transactions		18,252
Trading assets, at fair value		
Equities		201
Other		16
Total trading assets, at fair value		217
Other receivables		
Customers		6,604
Brokers and dealers		294
Interest and other, including loans due from affiliates		1,714
Total other receivables		8,612
Right-of-use lease assets		1,096
Equipment and facilities, net		217
Goodwill and intangible assets		1,813
Other assets		107
Total Assets	**$**	**33,914**

The accompanying notes are an integral part of the Consolidated Balance Sheet.

1

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Consolidated Balance Sheet
December 31, 2022

(dollars in millions, except share and per share amounts)

LIABILITIES

Securities financing transactions

Payables under securities loaned transactions	$	2,073

Trading liabilities, at fair value (includes $200 measured at fair value in accordance with the fair value option election)

Equities	197
Other	3
Total trading liabilities, at fair value	200

Other payables

Customers	14,942
Brokers and dealers	390
Compensation and benefits	829
Interest and other	2,642
Loans due to affiliates	2,083
Lease liabilities	1,155
Total other payables	22,041

Contingencies and guarantees (See *Note 10*)

Total Liabilities	$	**24,314**

STOCKHOLDER'S EQUITY

Common stock, par value $1 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		—
Preferred stock, par value $1 per share; 1,000 shares authorized; 0 shares issued and outstanding		—
Paid-in capital		6,764
Retained earnings		2,836
Total Stockholder's Equity	$	**9,600**
Total Liabilities and Stockholder's Equity	$	**33,914**

The accompanying notes are an integral part of the Consolidated Balance Sheet.

2

1.   Organization

Description of Business

Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S), together with its subsidiaries (the "Company"), is registered as a broker-dealer and investment adviser with the U.S. Securities and Exchange Commission (SEC), and is a member firm of the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange (NYSE), and other securities exchanges. MLPF&S is also registered as an introducing broker with the U.S. Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA) and the Securities Investor Protection Corporation (SIPC). Additionally, it is registered as a swap firm with the NFA.

The Company provides its clients with investment-related products and services, including brokerage services and discretionary and non-discretionary investment advisory services through its investment advisory programs. Through its retirement group, the Company provides a wide variety of investment and custodial services to Individual Retirement Accounts (IRAs) and other retirement plans for small businesses. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing, and nonqualified deferred compensation plans. In addition, the Company provides financing to clients through margin lending and other extensions of credit. Certain products and services may be provided through affiliates.

The Company is a wholly-owned indirect subsidiary of Bank of America Corporation ("Bank of America" or the "Parent"). The Company's direct parent is BAC North America Holding Company (BACNA), which is a wholly-owned subsidiary of NB Holdings Corporation ("NB Holdings"). NB Holdings is a wholly-owned subsidiary of Bank of America.

2.   Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The Consolidated Balance Sheet is presented in conformity with accounting principles generally accepted in the United States of America. The Consolidated Balance Sheet is presented in U.S. dollars.

The Consolidated Balance Sheet includes the accounts of the Company and its majority-owned subsidiaries. Intercompany transactions and balances have been eliminated. Assets held in an agency or fiduciary capacity are not included in the Consolidated Balance Sheet.

The Company generally consolidates those variable interest entities (VIEs) where the Company is the primary beneficiary. At December 31, 2022, there were no interests in consolidated nor unconsolidated VIEs.

The preparation of the Consolidated Balance Sheet in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could materially differ from those estimates and assumptions.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes.

Cash Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and is therefore obligated by rules mandated by its primary regulator, the SEC, to segregate or set aside cash and/or qualified securities to satisfy these regulations in order to protect customer assets. In addition, the Company is a member of various clearing organizations and exchanges at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. At December 31, 2022, the Company had approximately $695.0 million of cash deposited with clearing organizations.

Included in Cash segregated for regulatory purposes or deposited with clearing organizations at December 31, 2022 was $5.0 million of cash that had been segregated in a special reserve account as required by Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA Rule 15c3-3") and considered restricted cash by the Company. Additional segregated assets as required by SEA Rule 15c3-3 are included within Receivables under resale agreements.

Included in cash segregated for regulatory purposes or deposited with clearing organizations was an additional $22.0 million of cash that is considered restricted cash by the Company at December 31, 2022.

Securities Financing Transactions

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase ("securities financing transactions") are treated as collateralized financing transactions.

The Company's policy is to monitor the market value of the principal amount loaned and obtain collateral from or return collateral pledged to counterparties when appropriate. Securities financing transactions do not create material credit risk due to these collateral provisions; therefore, an allowance for loan losses is unnecessary. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed not to have a material impact to the Consolidated Balance Sheet.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as SEA Rule 15c3-3. At December 31, 2022, approximately $11.2 billion of such securities had been segregated in special reserve accounts as required by SEA Rule 15c3-3. Refer to *Note 15 - Regulatory Requirements* for further information.

Resale and repurchase agreements are recorded at their contractual amounts plus accrued interest.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions.

The carrying values of securities financing transactions approximate fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because securities financing transactions are substantially collateralized.

Substantially all of the Company's securities financing activities are transacted under legally enforceable master agreements that give the Company, in the event of default by the counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company may offset repurchase and resale transactions with the same counterparty on the Consolidated Balance Sheet where it has such a legally enforceable master netting agreement and the transactions have the same maturity date. Refer to *Note 6 – Securities Financing Transactions*.

Trading Assets and Liabilities

Trading assets and liabilities are recorded at fair value, and primarily consist of equity securities held by the Company in connection with dividend reinvestment plans (DRIP) participated in by the Company's customers. Fair value is generally based on quoted market prices for the same or similar assets and liabilities. If these market prices are not available, fair values are estimated based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques where the determination of fair value may require significant management judgment or estimation.

Other Receivables and Payables

Customers

Customer securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Customer receivables include margin loan transactions which represent credit extended to customers to finance their purchases of securities by borrowing against securities they own, and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. Expected losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Payables to customers primarily include cash.

Brokers and Dealers
Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, and commissions. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). These accounts generally settle daily and due to the short-term nature of brokers and dealers receivable, the credit exposure is limited. Expected credit losses are assumed not to have a material impact to the Consolidated Balance Sheet.

Interest and Other
Interest and other receivables include interest receivable on customer receivables and securities financing transactions, dividends receivable, income taxes, commissions and fees, interest-bearing loans due from financial advisors for upfront cash ("FA Loans"), and other receivables. The Company performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses which are recorded as a contra-asset against the amortized cost basis of the financial asset.

Interest and other payables include interest payable for securities financing transactions, amounts payable for income taxes, and other payables.

Leases
The Company's lessee arrangements are comprised of operating leases. Under these arrangements, the Company records right-of-use assets and lease liabilities at lease commencement. All leases are recorded on the Consolidated Balance Sheet, except for leases with an initial term of less than 12 months for which the Company has made the short-term lease election. The Company made an accounting policy election not to separate lease and non-lease components of a contract that is or contains a lease for its real estate and equipment leases. As such, lease payments represent payments on both lease and non-lease components. At lease commencement, lease liabilities are discounted using the Company's incremental borrowing rate. Right-of-use assets initially equal the lease liability, adjusted for any lease payments made prior to lease commencement and for any lease incentives. Refer to *Note 9 - Leases* for further information.

Equipment and Facilities
Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are carried at cost, less accumulated depreciation and amortization, except for land, which is reported at cost. The cost of certain facilities shared with affiliates is allocated to the Company by Bank of America based on the relative amount of space occupied.

Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Estimated lives range up to 40 years for buildings, up to 12 years for furniture and equipment, and the shorter of lease term or estimated useful life for leasehold improvements.

Goodwill and Intangible Assets
Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment.

The Company assesses its fair value against its carrying value, including goodwill, as measured by Stockholder's Equity. In performing its goodwill impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the Company's fair value is less than its carrying value. Qualitative factors include, among other things, macroeconomic conditions, industry and market considerations, financial performance, and other relevant Company-specific considerations. If the Company concludes it is more likely than not that its fair value is less than its carrying value, a quantitative assessment is performed. The Company has an unconditional option to bypass the qualitative assessment in any period and proceed directly to performing the quantitative goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

When performing the quantitative assessment, if the Company's fair value exceeds its carrying value, goodwill would not be considered impaired. If the carrying value of the Company exceeds its fair value, goodwill would be considered impaired for the amount by which equity exceeds its fair value. The amount of impairment recognized cannot exceed the amount of the Company's goodwill. Impairment establishes a new basis in the goodwill, and subsequent reversals of impairment are not permitted under applicable accounting guidance.

The Company had no unamortized intangible assets with finite lives as of December 31, 2022.

Intangible assets deemed to have indefinite useful lives are not subject to amortization. This consists of the Company's proportion of the value assigned to the Merrill Lynch brand name. Impairment is recognized if the carrying value of the intangible asset with an indefinite life exceeds its fair value.

Refer to *Note 7 - Goodwill and Intangible Assets* for further information.

Other Assets
Other assets consist primarily of prepaid expenses and deferred charges.

Compensation and Benefits Payables
Compensation and benefits payables consist of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension, and other employee benefits.

Loans Due to Affiliates
Loans due to affiliates consist of unsecured borrowings with Bank of America, NB Holdings, Merrill Lynch Bank and Trust Company (Cayman) Ltd. (MLBTC), and Bank of America National Association (BANA). Refer to *Note 3 - Related Party Transactions* for further information.

Fair Value
The Company measures the fair values of its assets and liabilities, where applicable, in accordance with accounting guidance that requires an entity to base fair value on exit price. Under this guidance, an entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs in measuring fair value. Under applicable accounting standards, fair value measurements are categorized into one of three levels based on the inputs to the valuation technique with the highest priority given to unadjusted quoted prices in active markets and the lowest priority given to unobservable inputs. The Company categorizes its fair value measurements of financial instruments based on this three-level hierarchy.

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include equity securities that are traded in an active exchange market.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include equity securities with quoted prices that are traded less frequently than exchange-traded instruments.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the overall fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments for which the determination of fair value requires significant management judgment or estimation. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

See *Note 5 – Fair Value Measurements*.

Income Taxes
Gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the bases of assets and liabilities as measured by tax laws and their bases as reported in the balance sheet. Deferred tax assets are also recognized for tax attributes such as net

operating loss carryforwards and tax credit carryforwards. Valuation allowances are recorded to reduce deferred tax assets to the amounts management concludes are more likely than not to be realized.

Unrecognized income tax benefits (UTBs) are recognized and measured based upon a two-step model: first, a tax position must be more likely than not to be sustained based solely on its technical merits in order to be recognized, and second, the benefit is measured as the largest dollar amount of that position that is more likely than not to be sustained upon settlement. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit.

Under the intercompany tax allocation agreements, tax benefits associated with net operating losses (NOLs) (or other tax attributes) of the Company are payable to the Company generally upon utilization in Bank of America's tax returns.

In addition, under these agreements, substantially all current income taxes (federal, combined and unitary state) are recorded as income tax receivable and payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other receivables, including loans due from affiliates, Interest and other payables, and Loans due to affiliates, and is settled on at least an annual basis.

In accordance with Bank of America's intercompany tax allocation agreements, any new or subsequent change in a UTB related to Bank of America's state consolidated, combined, or unitary return in which the Company is a member will generally not be reflected in the Company's Consolidated Balance Sheet. However, upon resolution of the item, any significant impact determined to be attributable to the Company will be reflected in the Company's Consolidated Balance Sheet.

See *Note 13 - Income Taxes* for further discussion of income taxes.

Foreign Currency Translation
Assets, liabilities, and operations of foreign branches and subsidiaries are recorded based on the functional currency of each entity.

3. **Related Party Transactions**

The Company enters into securities financing transactions with affiliates. The Company also provides certain investment management, brokerage, trust, and other securities services to affiliated companies, and contracts a variety of services from Bank of America and certain affiliated companies, including accounting, legal, regulatory compliance, transaction processing, purchasing, building management, and other services.

The following table summarizes related party assets and liabilities as of December 31, 2022.

(dollars in millions)

Assets

Cash and cash equivalents	$	2,530
Receivables under resale agreements		18,082
Receivables under securities borrowed transactions		170
Interest and other, including loans due from affiliates		239
Total	**$**	**21,021**

Liabilities

Payables under securities loaned transactions	$	2,073
Customers		40
Brokers and dealers		11
Interest and other payables		898
Loans due to affiliates		2,083
Total	**$**	**5,105**

The Company has established unsecured borrowing agreements with Bank of America, NB Holdings, and MLBTC in the normal course of business. The agreements are revolving senior lines of credit, which have a term of six months. Interest is based on prevailing short-term market rates. The credit lines will be automatically extended for another six month term unless specific actions are taken 180 days prior to the maturity date. Amounts outstanding under these arrangements are included within Loans due to affiliates on the Consolidated Balance Sheet. The arrangements are summarized below:

Borrower	Lender	Committed/ Uncommitted	Limit ($ millions)	Maturity	Outstanding Balance ($ millions)
MLPF&S	NB Holdings	Uncommitted	$ 9,000	8/1/2023	$ 2,081
MLPF&S	Bank of America	Uncommitted	2,500	8/1/2023	2
MLPF&S	NB Holdings	Committed	1,000	8/1/2023	—
MLPF&S	MLBTC	Uncommitted	5,000	8/1/2023	—
Managed Account Advisors LLC [1]	NB Holdings	Uncommitted	100	8/1/2023	—
					$ 2,083

[1] Managed Account Advisors LLC is a wholly-owned, consolidated subsidiary of MLPF&S

On August 1, 2022, the Company entered into a new agreement with MLBTC for a $5.0 billion revolving unsecured senior line of credit, and cancelled its $5.0 billion revolving unsecured senior line of credit.

The Company also has a $3.5 billion committed intraday unsecured line of credit with BANA. The intraday liquidity is provided through daylight overdraft of the demand deposit accounts held by the Company at BANA. At December 31, 2022, there were no amounts outstanding on this line of credit.

Other subsidiaries of MLPF&S engage in lending transactions with NB Holdings in the normal course of business. At December 31, 2022, the subsidiaries of MLPF&S had $41.2 million due from NB Holdings included in Interest and other, including loans due from affiliates on the Consolidated Balance Sheet.

Refer to *Note 8 - Subordinated Borrowings and Other Financing* for information on subordinated borrowings between the Company and NB Holdings.

Financial advisors who receive FA loans also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance becomes due if employment is terminated before the vesting period. As of December 31, 2022, the Company had loans outstanding from financial advisors of $271.0 million, net of allowance for credit losses of $12.0 million, which are not included in the table above but are included in Interest and other receivables, including loans due from affiliates on the Consolidated Balance Sheet. See *Note 10 - Contingencies and Guarantees* for guarantees related to these FA Loans.

4. Risks and Uncertainties

Market Risk
Market risk is the risk that changes in market conditions may adversely impact the value of assets, liabilities, and assets under management, and may negatively impact earnings.

Market Liquidity Risk
Market liquidity risk represents the risk that the level of expected market activity changes dramatically and, in certain cases, may even cease. This exposes the Company to the risk that the Company will not be able to transact business and execute trades in an orderly manner, which may impact results. The impact could be further exacerbated if expected hedging or pricing correlations are compromised by disproportionate demand or lack of demand for certain instruments.

Liquidity Risk
Liquidity risk represents the risk of inability to meet expected or unexpected cash flow and collateral needs while continuing to support the Company's business and customers under a range of economic conditions. The Company's primary liquidity risk management objective is to meet all contractual and contingent financial obligations as they arise, including during periods of stress. To achieve that objective, the Company analyzes and monitors its liquidity risk under expected and stressed conditions, maintains excess liquidity and access to diverse funding sources and seeks to align liquidity-related incentives and risks. Excess liquidity is defined as readily available assets, limited to cash and high-quality, liquid, unencumbered securities that the Company can use to meet contractual and contingent financial obligations as those obligations arise. In addition, the Company is supported through committed and uncommitted borrowing arrangements with Bank of America, NB Holdings, and other affiliates. See *Note 3 - Related Party Transactions*.

Counterparty Credit Risk
The Company is exposed to risk of loss if an individual, counterparty, or issuer fails to perform its obligations under contractual terms ("default risk"). Cash instruments expose the Company to default risk. Financial services institutions and other counterparties are inter-related because of trading, funding, clearing, or other relationships. As a result, defaults by one or more counterparties, or market uncertainty about the financial stability of one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity disruptions, losses and defaults.

The Company has established policies and procedures for mitigating counterparty credit risk, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. In addition, the Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2022, the Company had indirect exposure to the U.S. Government and its agencies from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral for resale agreements at December 31, 2022 totaled $18.1 billion, which was from affiliated companies.

Industry Concentration Risk

The Company's primary industry credit concentration is with counterparties in the financial services industry, including affiliates, which arises in the normal course of the Company's brokerage and financing activities. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies.

5.   **Fair Value Measurements**

The Company categorizes its financial instruments into three levels based on the established fair value hierarchy and conducts a review of fair value hierarchy classifications on a quarterly basis. Transfers into or out of fair value hierarchy classifications are made if the significant inputs used in the financial models measuring the fair values of the assets and liabilities become unobservable or observable in the current marketplace. For more information regarding the fair value hierarchy and how the Company measures fair value, see *Note 2 – Summary of Significant Accounting Policies*. The Company accounts for certain financial instruments under the fair value option.

Valuation Techniques

The following sections outline the valuation methodologies for the Company's material categories of assets and liabilities. While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

During 2022, there were no significant changes to valuation approaches or techniques that had, or are expected to have, a material impact on the Company's Consolidated Balance Sheet.

Equity Securities

The fair values of equity securities are primarily based on actively traded markets where prices are based on either direct market quotes or observed transactions. These securities are classified as either Level 1 or Level 2 in the fair value hierarchy, primarily based on volume and bid-offer spread information.

Assets and liabilities carried at fair value on a recurring basis at December 31, 2022, including financial instruments that the Company accounts for under the fair value option, are summarized in the following table.

	Fair Value Measurement on a Recurring Basis			
(dollars in millions)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets:				
Trading assets				
Equities	$ 199	$ 2	$ —	$ 201
Other	—	16	—	16
Total trading assets	**$ 199**	**$ 18**	**$ —**	**$ 217**
Liabilities:				
Trading liabilities				
Equities	$ 195	$ 2	$ —	$ 197
Other	—	3	—	3
Total trading liabilities	**$ 195**	**$ 5**	**$ —**	**$ 200**

Short-Term Financial Instruments

Certain financial instruments are not carried at fair value or only a portion of the ending balance is carried at fair value on the Consolidated Balance Sheet. The carrying value of short-term financial instruments, including cash and cash equivalents, cash segregated for regulatory purposes or deposited with clearing organizations, securities financing transactions, receivables from customers, receivables from brokers and dealers, interest and other, payables to customers, and payables to brokers and dealers approximates the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have no stated maturities or have short-term maturities and carry interest rates that approximate market levels.

Under the fair value hierarchy, cash and cash equivalents and cash segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1. Securities financing transactions, receivables from customers, receivables from brokers and dealers, interest and other, payables to customers, and payables to brokers and dealers are classified as Level 2.

Fair Value Option Election

The Company elected the fair value option for trading liabilities related to the Company's DRIP program. This represents the Company's obligation to settle the fractional shares in cash equal to the fair value at the date of settlement. The fair value option has been elected for the Company's DRIP program obligations to offset the changes in the corresponding trading account assets, which are recognized at fair value.

6.   **Securities Financing Transactions**

The Company enters into securities financing transactions with affiliates to obtain securities for settlement, meet its regulatory reserve requirements under SEA Rule 15c3-3, and maintain liquidity.

Under these transactions, the Company either receives or provides collateral, including U.S. Treasury and government agency securities and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use the securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions). At December 31, 2022, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $2.0 billion, all of which was received from affiliated companies. The fair value of securities received as collateral that had been sold or repledged was $0.2 billion, all of which had been sold or repledged to affiliated companies.

Offsetting of Securities Financing Agreements

The tables below present securities financing transactions included on the Company's Consolidated Balance Sheet at December 31, 2022. Balances are presented on a gross basis. Gross assets and liabilities may be adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements, where applicable. At December 31, 2022, the Company did not offset any of its financing transactions.

The column entitled "Financial Instruments" in the table below includes securities collateral received or pledged under repurchase or securities lending agreements where there is a legally enforceable master netting agreement. These amounts are not offset in the Consolidated Balance Sheet but are shown as a reduction to the net balance sheet amount in the table to derive a net asset or liability.

	Assets				
(dollars in millions)	Gross Assets	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[1]	Net Asset
Receivables under resale agreements	$ 18,082	$ —	$ 18,082	$ (18,082)	$ —
Receivables under securities borrowed transactions	170	—	170	(152)	18
Total	$ 18,252	$ —	$ 18,252	$ (18,234)	$ 18

	Liabilities				
	Gross Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Instruments[1]	Net Liability
Payables under securities loaned transactions	$ 2,073	$ —	$ 2,073	$ (1,991)	$ 82
Total	$ 2,073	$ —	$ 2,073	$ (1,991)	$ 82

[1]These amounts are limited to the securities financing asset/liability balance and accordingly, do not include excess collateral received/pledged.

Payables under Securities Loaned Transactions Accounted for as Secured Borrowings
At December 31, 2022, the maturity of all of the Company's securities loaned transactions were either overnight or continuous (i.e., no stated term). At December 31, 2022, the Company pledged equity securities of $2.0 billion as collateral for its securities loaned transactions.

For securities loaned transactions, the Company receives collateral in the form of cash. The collateral is generally valued daily based on the market value of the securities loaned and the Company may receive or return collateral pledged, when appropriate.

7. **Goodwill and Intangible Assets**

Goodwill
The Company completed its annual goodwill impairment test as of June 30, 2022 using a qualitative assessment. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment. For more information on the use of qualitative assessments, see *Note 2 – Summary of Significant Accounting Principles*.

The carrying amount of the Company's goodwill at December 31, 2022 was $878.0 million.

Intangible Asset
The carrying amount of the Company's indefinite-lived intangible asset representing the Merrill Lynch brand name as of December 31, 2022 was $935.0 million.

The Company determined that there was no impairment of the intangible asset as of the June 30, 2022 test date.

8. **Subordinated Borrowings and Other Financing**

The Company has a $6.0 billion revolving subordinated line of credit agreement with NB Holdings. In June 2022, with Board of Directors and FINRA approvals, the Company repaid $620 million on its revolving subordinated line of credit with NB Holdings.

The credit line will mature on August 18, 2024 and may be automatically extended by one year unless specific actions are taken 390 days prior to the maturity date. At December 31, 2022, there was no outstanding balance on the line of credit.

The borrowing, which has been approved for regulatory capital purposes, is a U.S. dollar-denominated obligation at a variable interest rate based on Fed Funds plus a market-based spread. The weighted average interest rate for the year ended December 31, 2022 was 1.5%.

The Company may obtain letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. There were no letters of credit outstanding at December 31, 2022.

9. **Leases**

The Company enters into lessee arrangements, which predominantly consist of operating leases for premises and equipment; the Company's financing leases are not significant. For more information on lease accounting, see *Note 2 – Summary of Significant Accounting Policies*. Lease terms may contain renewal and extension options and early termination features. Generally, these options do not impact the lease term because the Company is not reasonably certain that it will exercise the options. Right-of-use assets were approximately $1.1 billion and the related lease liabilities for such arrangements were approximately $1.2 billion, at December 31, 2022. The weighted-average discount rate used to calculate the present value of future minimum lease payments was 3.0% and the weighted-average lease term was 7.5 years.

Maturity Analysis
The maturities of lessee arrangements outstanding at December 31, 2022 are presented in the table below based on undiscounted cash flows.

(dollars in millions)	Lessee Operating Leases
2023	$ 233
2024	215
2025	162
2026	157
2027	123
Thereafter	402
Total undiscounted cash flows	1,292
Less: Net present value adjustment	(137)
Total Lease Liabilities	**$ 1,155**

10. **Contingencies and Guarantees**

Litigation and Regulatory Matters
In the ordinary course of business, the Company is routinely a defendant in or a party to pending and threatened legal, regulatory, or governmental actions and proceedings. In view of the inherent difficulty of predicting the outcome of such matters, particularly where the claimants seek very large or indeterminate damages or where the matters present

novel legal theories or involve a large number of parties, the Company generally cannot predict the eventual outcome of the pending matters, timing of the ultimate resolution of these matters, or eventual loss, fines or penalties related to each pending matter.

As a matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates whether such matter presents a loss contingency that is probable and estimable and whether a loss in excess of any accrued liability is reasonably possible in future periods. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability. The Company continues to monitor any matters for further developments that could affect the amount of the accrued liability that has been previously established.

At December 31, 2022, the Company did not have a material accrued liability for litigation or regulatory matters.

Guarantees

The Company is a member of various securities and derivative exchanges and clearinghouses, both in the U.S. and in other countries. As a member, the Company may be required to pay a pro-rata share of the losses incurred by some of these organizations as a result of another member's default and under other loss scenarios. The Company's potential obligations may be limited to its membership interests in such exchanges and clearinghouses, to the amount (or multiple) of the Company's contribution to the guarantee fund or, in limited instances, to the full pro-rata share of the residual losses after applying the guarantee fund. The Company's maximum potential exposure under these membership agreements is difficult to estimate; however, the Company has assessed the probability of making any such payments as remote.

The Company performs securities clearance and settlement services with other brokerage firms and clearinghouses on behalf of its clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. The Company's obligations in this respect are secured by the assets in the clients' accounts and the accounts of their customers as well as by any proceeds received from the transactions cleared and settled by the Company on behalf of clients or their customers. The Company's maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

In connection with the FA Loans discussed in *Note 3 - Related Party Transactions*, the Company services FA loans through an affiliate in addition to those serviced directly by the Company. The Company fully guarantees the amount outstanding of the affiliate-serviced FA Loans in the event of default during the FA loan's vesting period. At December 31, 2022, the Company had FA Loan guarantees of $72.8 million which is the maximum potential amount of future payments. The affiliate performs qualitative analyses, including consideration of historical losses and current economic conditions, to estimate any expected credit losses. At December 31, 2022, expected credit losses assessed by the affiliate do not have a material impact to the Consolidated Balance Sheet.

11. Employee Benefit Plans

Bank of America sponsors a qualified noncontributory trusteed pension plan (Qualified Pension Plan), a number of noncontributory nonqualified pension plans, qualified and non-qualified defined contribution retirement plans, and postretirement health and life plans that cover eligible employees. The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of these benefit plans. Required disclosures are included in the December 31, 2022 Form 10-K of Bank of America.

Defined Contribution Pension Plans
The defined contribution plan sponsored by the Parent is the Bank of America 401(k) Plan.

Defined Benefit Pension Plans
Certain of the Company's employees are covered by Bank of America's Qualified Pension Plan. Benefits earned under the Qualified Pension Plan have been frozen.

Bank of America has an annuity contract that guarantees the payment of benefits vested under a terminated U.S. pension plan (Other Pension Plan). Bank of America, under a supplemental agreement, may be responsible for, or

benefit from, actual experience and investment performance of the annuity assets. Bank of America made no contribution under this agreement in 2022. Contributions may be required in the future under this agreement.

Bank of America's noncontributory, nonqualified pension plans are unfunded and provide supplemental defined pension benefits to certain eligible employees.

12. Employee Incentive Plans

The Company participates in a number of equity compensation plans sponsored by Bank of America, with awards being granted predominantly from the Bank of America Corporation Equity Plan (BACEP). Refer to the December 31, 2022 Form 10-K of Bank of America. Under this plan, Bank of America grants stock-based awards, including restricted stock units (RSUs), to eligible employees. Grants in 2022 from the BACEP include RSUs that were authorized to settle predominantly in shares of common stock of Bank of America. Certain RSUs will be settled in cash or contain settlement provisions that subject these awards to variable accounting.

The RSUs will generally vest over four years and three years. The four year awards vest primarily in one-fourth increments on each of the first four anniversaries of the grant date while the three year awards vest primarily in one-third increments on each of the first three anniversaries of the grant date, provided that the employee remains continuously employed with the Company during that time. Certain of the awards granted in 2022 do not include retirement eligibility. For all other RSUs granted to employees who are retirement eligible, they are deemed authorized as of the beginning of the year preceding the grant date when the incentive award plans are generally approved.

Other Compensation Arrangements

The Company participates in Bank of America-sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Bank of America sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program.

When appropriate, Bank of America maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including derivative transactions.

13. Income Taxes

The reconciliation of the beginning UTB balance to the ending balance is presented in the table below:

(dollars in millions)		
Balance at December 31, 2021	$	46
Increases related to positions taken during current year		—
Increases related to positions taken during prior years		—
Decreases in positions taken during prior years [1]		(2)
Settlements		(1)
Expiration of statute		(18)
Balance at December 31, 2022	$	25

As of December 31, 2022, the balance of the Company's UTBs which would, if recognized, affect the Company's effective tax rate, was $20.6 million. Included in the UTB balance are some items, the recognition of which would not affect the effective tax rate, such as the portion of gross state UTBs that would be offset by the tax benefit of the associated federal deduction, and the portion of gross non-U.S. UTBs that would be offset by tax reductions in other jurisdictions.

It is reasonably possible that the UTB balance may decrease by as much as $1.8 million during the next 12 months, since resolved items will be removed from the balance whether their resolution results in payment or recognition.

The Company files income tax returns in numerous state, local and non-U.S. jurisdictions each year. The Internal Revenue Service (IRS) and other tax authorities in states, cities, and countries in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of examinations, by major jurisdiction, for the Company at December 31, 2022.

Jurisdiction	Years under Examination [1]	Status at December 31, 2022
U.S. federal	2017-2021	Field examination
California	2012-2014	Appeals
California	2015-2017	Field examination
California	2018-2020	To begin in 2023
New York	2019-2021	To begin in 2023

[1] All tax years subsequent to the above years remain open to examination.

Current income taxes are recorded as income tax payable due to affiliate, which are included on the Consolidated Balance Sheet within Interest and other payables. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2022 are presented below.

(dollars in millions)	
Deferred tax assets	
Lease liability	$ 279
Loss carryforward	83
Accrued expenses	101
Other	29
Gross deferred tax assets	492
Less: valuation allowance	(58)
Total deferred tax assets, net of valuation allowance	$ 434
Deferred tax liabilities	
Right-to-use asset	264
Goodwill and intangibles	237
Gross deferred tax liabilities	$ 501
Net deferred tax liability	**$ 67**

The table below summarizes the deferred tax assets and the related valuation allowance recognized for the net operating loss and tax credit carryforwards at December 31, 2022.

(dollars in millions)	Deferred Tax Asset		Valuation Allowance		Net Deferred Tax Asset		First Year Expiring
Net operating losses - U.S. states [1]	$	83	$	(35)	$	48	Various
Total loss carryforwards	**$**	**83**	**$**	**(35)**	**$**	**48**	
State tax credits	$	4	$	—	$	4	After 2033
Foreign tax credits		23		(23)		—	
Total tax credit carryforwards	**$**	**27**	**$**	**(23)**	**$**	**4**	

[1] Amounts above include capital losses. The losses and related valuation allowances for U.S. states before considering the benefit of federal deductions were $105 million and $(44) million, respectively.

Realization of the deferred tax assets above is dependent on the Company's, or Bank of America's ability to generate sufficient taxable income prior to their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL and state tax credit carryforwards since estimated future taxable income will more-likely-than-not be sufficient to utilize these assets prior to expiration.

At December 31, 2022, the Company had a current income tax payable due to its affiliates of approximately $511.9 million as a result of its inclusion in consolidated, combined, and unitary tax return filings with Bank of America under the intercompany tax allocation agreements with Bank of America.

14. **Subsequent Events**

The Company evaluates whether events, occurring after the balance sheet date but before the date the Consolidated Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the Consolidated Balance Sheet. The Company has evaluated such subsequent events through February 24, 2023, which is the issuance date of the Consolidated Balance Sheet.

In February 2023, the maturities of the Company's existing revolving senior unsecured lines of credit with NB Holdings, Bank of America, and MLBTC were extended to February 1, 2024.

There have been no other material subsequent events that occurred during such period that would require disclosure or recognition in the Consolidated Balance Sheet as of December 31, 2022.

15. **Regulatory Requirements**

SEC Uniform Net Capital Rule
As an SEC registered broker-dealer and CFTC registered introducing broker, the Company is subject to the net capital requirements of the Securities Exchange Act of 1934 Rule 15c3-1 ("SEA Rule 15c3-1") and CFTC Regulation 1.17. The Company has elected to compute the minimum capital requirement in accordance with the "Alternative Standard" as permitted by SEA Rule 15c3-1.

In accordance with the Alternative Standard, the Company is required to maintain net capital in excess of $250 thousand or two percent of aggregate debit items, computed in accordance with the Formula for Determination of Customer Account Reserve Requirements of Brokers and Dealers, which was $137.2 million.

At December 31, 2022, MLPF&S' regulatory net capital as defined by SEA Rule 15c3-1 was $6.0 billion and exceeded the minimum requirement of $137.2 million by $5.9 billion.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Subsidiaries
Notes to the Consolidated Balance Sheet
December 31, 2022

SEC Customer Protection Rule

The Company is also subject to SEA Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2022, the Company had $11.2 billion of U.S. Government securities segregated in the special reserve bank account.

As a clearing broker and in accordance with SEA Rule 15c3-3, the Company computed a reserve requirement for the proprietary accounts of broker dealers (PAB). As of December 31, 2022, the Company had $5.0 million of cash segregated in a special reserve bank account for such requirement.

The company prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The following is a summary of certain consolidating financial information of the Company:

(dollars in millions)	Standalone (FOCUS Report)		Subsidiaries		Eliminations		Consolidated
Total Assets	$	33,841	$	422	$	(349)	$	33,914
Total Liabilities	$	24,241	$	211	$	(138)	$	24,314
Total Stockholder's Equity		9,600		211		(211)		9,600
Total Liabilities and Stockholder's Equity	$	33,841	$	422	$	(349)	$	33,914